EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
Fourth Quarter and Full Year 2014 Financial Results

YAHUD, ISRAEL, March 26, 2015 -- Magal Security Systems, Ltd. (NASDAQ NMS: MAGS) today announced its financial results for the three and twelve month periods ended December 31, 2014. Management will hold an investors’ conference call later today, at 11:00 a.m. Eastern Time and 5:00 p.m. Israel time, to discuss the results.

FOURTH QUARTER 2014 RESULTS SUMMARY

Revenues for the fourth quarter of 2014 were $27.3 million, an increase of 110% compared with revenues of $13.0 million in the fourth quarter of 2013.

Gross profit in the fourth quarter was $13.0 million, or 47.5% of revenues, an increase of 189% compared to gross profit of $4.5 million, or 34.5% of revenues, in the fourth quarter of 2013. The increase in the gross margin between quarters is a function of the changes in the revenue mix between the quarters.

Operating income in the fourth quarter was $1.7 million, or 6.3% of revenues, compared to an operating loss of $2.4 million in the fourth quarter of 2013. During the fourth quarter of 2014, Magal recorded a charge of $2.4 million for the impairment of goodwill and other intangible assets related to CyberSeal, which was acquired in 2013. Excluding this expense, operating income for the fourth quarter was $4.1 million, or 15.2% of revenues.

Net income in the fourth quarter was $2.9 million, or $0.18 per share, compared with a net loss of $2.4 million, or $0.15 per share, in the fourth quarter of 2013. Excluding the above-mentioned impairment charge, net income in the quarter was $5.3 million, or $0.33 per share.

FULL YEAR 2014 RESULTS

Revenues for the year ended December 31, 2014 were $77.5 million, a 51% increase compared with $51.5 million in 2013.

Gross profit for the year ended December 31, 2014 was $34.5 million, representing 44.5% of revenues, compared with $20.5 million, representing 39.7% of revenues in 2013.

Operating income for the year ended December 31, 2014 was $1.4 million, or 1.8% of revenues, compared with an operating loss of $4.5 million in 2013. Excluding the above-mentioned impairment of goodwill and other intangible assets, operating income for 2014 was $3.9 million, or 5.0% of revenues, in 2014.

Net income for the year ended December 31, 2014 was $3.4 million, or $0.21 per share, compared with a net loss of $4.5 million, or $0.28 per share, in 2013. Excluding the above-mentioned impairment charge, net income was $5.8 million, or $0.36 per share.

Cash, short term deposits and restricted deposits, net of bank debt, as of December 31, 2014, were $28 million, or $1.73 per share, compared with cash and short term deposits, net of current bank debt, of $36.3 million, or $2.25 per share, on December 31, 2013. During 2014, cash was used for the acquisition of optical fiber operations and technology, as well as to support the growth of the company.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “Our fourth quarter results demonstrate very strong growth in revenues both sequentially as well as over the comparable period last year. In addition, our full year 2014 results were also strong, with revenues growing 51% year-over-year. Another positive aspect of our results is that the high level of revenue was diversified over many different projects and across the many regions in which we operate. This high level of revenue also led to improvements in profitability. Our results would have been even better had it not been for the impact of the impairment charge related to the CyberSeal, as well as the ongoing investment in the business which is still in its early stages.”

Continued Mr. Livneh, “We are very pleased with the performance of the recently acquired optical fiber activities which have grown as expected. It is now fully integrated within our operations and enables us to win additional business as our solutions now include fiber, a fast growing area. With regard to CyberSeal, while the sales cycle is long as can be expected from a business in its early stages, we continue to invest in its R&D efforts, to create an end-to-end solution for the convergence of physical and logical security.”

Concluded Mr. Livneh, “On a personal note, I will soon be leaving Magal after six years of growing the business both organically and through successful acquisitions. Over the past few weeks, I have been working closely with Saar Koursh, who will be taking over the CEO position and I believe I am handing over the reins to a strong pair of hands. I wish Saar and Magal’s employees all over the world much ongoing success.”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, March 26, 2015, at 11:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0610; UK: 0 800 917 5108; Intl.: +972 3 918 0610

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge PSIM+SIEM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@gkir.com

* Tables to follow *

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Full Year Ended December 31,			Three Months Ended December 31,
	2014	2013	% change	2014	2013	% change
Revenue	77,543	51,517	51%	27,316	12,994	110%
Cost of revenue	43,049	31,059	39%	14,351	8,514	69%

Gross profit	34,494	20,458	69%	12,965	4,480	189%
Operating expenses:
Research and development, net	4,604	4,409	4%	1,089	1,205	-10%
Selling and marketing	17,130	12,781	34%	4,369	3,105	41%
General and administrative	8,898	7,787	14%	3,360	2,599	29%
Impairment of goodwill and other intangible assets	2,439	-		2,439	-
Total operating expenses	33,071	24,977	32%	11,257	6,909	63%

Operating income (loss)	1,423	(4,519)	na	1,708	(2,429)	na
Financial expenses (income), net	(1,979)	(59)		(902)	(147)

Income (loss) before income taxes	3,402	(4,460)		2,610	(2,282)

Taxes on income (income tax benefits)	82	69		(232)	62

Net income (loss)	3,320	(4,529)		2,842	(2,344)

–Income (loss) attributable to non-controlling interests	90	66		35	(11)

Net income (loss) attributable to Magal shareholders'	3,410	(4,463)		2,877	(2,355)

Basic net earnings (loss) per share	0.21	(0.28)		0.18	(0.15)

Diluted net earnings (loss) per share	0.21	(0.28)		0.18	(0.15)

Weighted average number of shares used in computing basic net earnings (loss) per share	16,186,148	16,138,944		16,269,022	16,147,522

Weighted average number of shares used in computing diluted net earnings (loss) per share	16,338,056	16,138,944		16,358,932	16,147,522

	Full Year Ended December 30		Three Months Ended December 30
	2014%	2013%	2014%	2013%

Gross margin	44.5	39.7	47.5	34.5
Research and development, net as a % of revenues	5.9	8.6	4.0	9.3
Selling and marketing as a % of revenues	22.1	24.8	16.0	23.9
General and administrative as a % of revenues	11.5	15.1	12.3	20.0
Operating margin	1.8	na	6.3	na
Net margin	4.4	na	10.5	na

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2014	2013
CURRENT ASSETS:
Cash and cash equivalents	$21,602	$32,235
Short-term bank deposits	8,001	6,147
Restricted deposits	2,844	6,101
Trade receivables, net	20,875	12,634
Unbilled accounts receivable	4,093	2,388
Other accounts receivable and prepaid expenses	2,102	2,379
Inventories	8,147	8,352
Deferred income taxes	625	529

Total current assets	68,289	70,765

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	232	690
Long-term deposits and restricted bank deposits	134	35
Severance pay fund	2,187	2,589
Deferred income taxes	463	-

Total long-term investments and receivables	3,016	3,314

PROPERTY AND EQUIPMENT, NET	6,111	7,280

OTHER INTANGIBLE ASSETS, NET	1,847	895

GOODWILL	4,496	5,417

TOTAL ASSETS	$83,759	$87,671

	December 31,	December 31,
	2014	2013

CURRENT LIABILITIES:

Short-term bank credits	$2,571	$5,764
Current maturities of long-term bank debt	500	506
Trade payables	6,272	3,916
Customer advances	1,262	4,226
Other accounts payable and accrued expenses	11,879	9,431

Total current liabilities	22,484	23,843

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables	1,406	1,912
Deferred income taxes	193	219
Accrued severance pay	3,719	4,157

Total long-term liabilities	5,318	6,288

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2013 and December 31, 2014; Issued and outstanding: 16,147,522 shares at December 31, 2013 and 16,269,022 shares at December 31, 2014	4,935	4,901
Additional paid-in capital	69,174	68,371
Accumulated other comprehensive income	2,041	3,874
Foreign currency translation adjustments (stand alone financial statements)	632	4,589
Accumulated deficit	(20,770)	(24,180)

Total shareholders' equity	56,012	57,555
Non controlling interest	(55)	(15)

TOTAL SHAREHOLDERS' EQUITY	55,957	57,540

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$83,759	$87,671